Exhibit 12.1

PROUROCARE MEDICAL INC.
Calculation of Ratio of Earnings to Fixed Charges

	Pro Forma for Offering	Interim Period Ended June 30, 2009	Year Ended Dec 31, 2008	Year Ended Dec 31, 2007
Earnings:
Income before tax	(9,418,948)	(2,333,226)	(4,657,717)	(3,113,298)
Addback: Fixed Charges	1,088,472	1,088,472	1,910,037	1,312,220
Total Earnings	(8,330,476)	(1,244,754)	(2,747,680)	(1,801,078)

Fixed Charges:
Interest	105,041	105,041	597,594	560,722
Amortization of discounts	983,430	983,431	1,312,443	751,498
Total fixed charges	1,088,471	1,088,472	1,910,037	1,312,220

Ratio	-765%	-114%	-144%	-137%

Deficiency	(9,418,947)	(2,333,226)	(4,657,717)	(3,113,298)

Ratio of Earnings to Fixed Charges is calculated by dividing earnings by fixed charges. Fixed charges exclude the cost of stock and warrants issued incurred in refinancing certain debt that were expensed as debt extinguishment expense.  Amounts so excluded were $324,267, $123,785 and $353,454 for the six months ended June 30, 2009 and the years ended December 31, 2008 and 2007, respectively.